SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

July 30, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG

Half-Year Financial Report — First Half 2009

Group interim financial statements for the six months ended June 30, 2009

Key Financials

Key Financials	2009	2008	+/-		2009	2008	+/-
(million EUR)	H1	H1%			Q2	Q2%
Revenues	102.9	128.2	-20%		56.7	65.6	-14%
Gross profit	44.5	50.3	-12%		23.5	25.8	-9%
Gross margin	43%	39%	4	pp	41%	39%	2	pp
Operating result (EBIT)	12.3	17.6	-30%		4.7	8.9	-47%
EBIT-margin	12%	14%	-2	pp	8%	14%	-6	pp
Net result	8.8	13.3	-34%		3.3	7.4	-55%
Net result margin	9%	10%	-1	pp	6%	11%	-5	pp
Net result per share - basic (EUR)	0.10	0.15	-33%		0.04	0.08	-50%
Net result per share - diluted (EUR)	0.10	0.15	-33%		0.04	0.08	-50%
Free cash flow*	18.4	16.5	12%		8.0	3.7	116%
Equipment Order Intake	89.1	158.0	-44%		57.9	72.5	-20%
Equipment Order Backlog (end of period)	109.4	165.1	-34%		109.4	165.1	-34%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

Key Share Data	H1/2009		H1/2008
Shares (XETRA) in EUR, ADS (NASDAQ) in USD	Shares	ADS	Shares	ADS
Closing Price (end of period)	8.76	12.36	6.53	10.29
Period High Price	8.98	12.43	10.39	15.92
Period Low Price	3.15	3.88	6.53	10.29
Number of shares issued (end of period)	91,357,552		90,894,616
Market capitalization (end of period), million EUR, million USD	800.3	1,129.2	593.5	935.3

Revenue Split

Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

The interim financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale chemical vapor deposition systems and small scale systems for Research and Development use and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 x two-inch diameter wafers per single production run, or smaller multiples of 4 to 6 inch diameter wafers, employing Metal-Organic Chemical Vapor Deposition (“MOCVD”) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (“PVPD”) or Organic Vapor Phase Deposition (“OVPD®”) for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) for depositing complex Carbon Nanostructures (Carbon Nanotubes or Nanowires). AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor market applications capable of depositing material films on wafers of up to 300 mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period

TV backlighting driving increased order demand

•                  Rising demand for LED applications and TV backlighting in particular, has resulted in 85% higher order intake in Q2/2009 of EUR 57.9m over Q1/2009 (EUR 31.2m), bringing to an end a five quarter run of declining demand. The outlook for the second half of 2009 remains positive with forward visibility back to two quarters.

•                  Revenues have increased by 23% over the previous quarter to reach EUR 56.7m in Q2/2009.

Capacity expansions of LED manufacturers

•                  During the previous live quarters, market nervousness and customer inventory reduction programs, triggered by the financial crisis and recession, had led to progressively low and erratic utilization rates at many customers’ production facilities.

•                  This situation changed in Q2. Reasons for the rapid reversal in Q2 were improving LED market conditions and growing customer confidence, fuelled by a more positive outlook and the increased speed of adoption of LEDs in backlighting and other applications, including some early street light modules. This market improvement led to many LED producers reporting 100% utilization rates by the end of Q2/2009.

Multiple and scheduled orders return

•                  Unlike Q1/2009, where the majority of orders received were for small sub-five volume orders, in Q2 we received an increased number of multiple and scheduled orders which could potentially indicate the beginning of a period of market recovery.

•                  On May 25, 2009, for example, AIXTRON announced a purchase contract with Chinese Hualei Optoelectronic Ltd. for multiple MOCVD systems, which will be used for the production of high brightness LEDs.

•                  On July 2, 2009, AIXTRON announced a further multiple system order from Epistar, Taiwan — recorded as order intake in H1/2009. This MOCVD system order was placed to increase the production capacity for high brightness LEDs at Epistar.

Penetration of LED backlighting technology in TVs gaining momentum

•                  With the increasing public and government interest in “green technology”, most leading TV manufacturers are developing LED-backlit LCD TVs in 2009. The benefits of improved picture quality, the thinner form factor and the power saving advantages of LED technology are being heavily promoted in the marketing of these new products.

•                  According to iSuppli, the shipments of LCD TV panels with LED backlighting are expected to rise 200 fold to 90 million units in 2013, up from just 438,000 LED TV panels in 2008.

•                  While Samsung Electronics has clearly established a strong early position in the “LED TV” market by launching a range of LED TVs in March, its competitors, including Sony and LG Electronics, have been rapidly responding with new LED TV models of their own in Q2/2009. The largest US retail volume LCD TV maker, VIZIO, has also recently announced that its first LED TVs would be available in September.

•                  The increased competition for market share of what is still a premium price market is already beginning to show signs of price erosion as the volumes shipped increase. The largest global volume shipper of LED backlit TVs, Samsung, has indicated that they intend to have shipped more than 2 million LED TVs by the end of 2009.

•                  With the reported higher-than-expected demand for LED backlit LCD TVs, and the increase in manufacturers trying to source high Brightness LEDs, the demand for AIXTRON LED manufacturing equipment has gathered momentum during Q2 and looks set to continue into the second half of the year.

US-Dollar drifting lower against the Euro

•                  After the period of strength for the US-Dollar against the Euro seen at the beginning of the year, the US-currency drifted lower against the Euro starting in March, eventually breaching the USD 1.40 level by end of May. The returning appetite for risk in the global equity markets has had the consequent effect of diminishing the perceived safe haven status of the US-Dollar.

•                  However, reflecting the fragile state of economic confidence, the US-Dollar again marginally gained strength again towards the end of Q2, supported by a drop in risk appetite as global equity and commodity markets traded lower.

•                  Nevertheless, the average USD/EUR exchange rate of the second quarter of 2009 was USD 1.36, 15% stronger than the USD 1.56 average of Q2/2008, which has in turn positively influenced AIXTRON’s Q2/2009 comparable revenues and EBIT as more than 70% of AIXTRON revenues in H1/2009 were transacted in US-Dollars, but with only c. 20% of the company’s cost being in US-Dollars.

•                  AIXTRON routinely employs hedging instruments to mitigate the effects of currency movements.

New Carbon Nanotubes (CNT) Research Project

•                  During Q2/2009, the 3-year EU-funded “Technotubes” research project was formally started. The project consortium is composed of European R&D institutions, AIXTRON as the equipment partner, and end-user representatives.

•                  The project aims to develop, the first automated equipment for mass production of carbon nanotubes on 300 mm wafers with elements of the project consequently covering the design, engineering, process development, control, and material qualification processes also the team involved develop potential prototype applications which could directly benefit from low cost, volume CNT production.

•                  In 2007, AIXTRON acquired Nanoinstruments, a UK-based business with, PECVD expertise in CNT deposition technology which now also utilizes AIXTRON showerhead technology. The AIXTRON Group has considerable development experience of showerhead technology, evidenced by the significant market share of the Company’s CRIUS® MOCVD equipment. The “Technotubes” project will draw on this expertise in pursuit of the project’s objectives.

3. Results of Operations

3.1. Development of Revenues

During the first half of 2009, AIXTRON recorded revenues of EUR 102.9m, a decrease of EUR 25.3m, or 20%, compared to EUR 128.2m in the same six month period last year. Despite the beneficial effects of a stronger average US-Dollar rate and the increasing revenue volume trend within the first six months of the year, these recent positive development could not compensate positive for weaker comparable Year-on-Year revenues.

The change in revenues Year-on-Year was largely driven by lower sales of compound semiconductor deposition equipment, especially in the first quarter of 2009 (H1/2009: EUR 88.7m or 86% of total revenues; H1/2008: EUR 104.9m or 82%), being purchased by customers predominantly for the production of LEDs.

Revenues from silicon semiconductor deposition equipment decreased to EUR 4.2m or 4% of total revenues (H1/2008: EUR 10.0m or 8%). This is a direct consequence of the continued depressed memory market conditions and consequently suppressed capital spending by AIXTRON’s customers.

As in H1/2008, total equipment sales generated 90% of total revenues in H1/2009. The remaining revenues were generated by sales of spare parts and service.

	2009		2008
	H1		H1		+/-
Revenues by Technology	m EUR	%	m EUR	%	m EUR	%
Revenues	102,9	100%	128,2	100%	-25,3	-20%
of which from sale of silicon semiconductor equipment	4.2	4%	10.0	8%	-5.8	-58%
of which from sale of compound semiconductor equipment and other equipment	88.7	86%	104.9	82%	-16.2	-15%
of which other revenues (service, spare parts, etc.)	10.0	10%	13.3	10%	-3.3	-25%

75% of total revenues in H1/2009 were delivered to customers in Asia. The comparatively high European revenue share (19% in H1/2009 versus 5% in H1/2008) was significantly influenced by the Plastic Logic revenue recorded in Q1/2009. The remaining revenues, with a 6% share, were generated in the USA.

	2009		2008
	H1		H1		+/-
Revenues by Region	m EUR	%	m EUR	%	m EUR	%
Asia	77.7	75%	111.2	87%	-33.5	-30%
Europe	19.2	19%	7.0	5%	12.2	174%
USA	6.0	6%	10.0	8%	-4.0	-40%
Total	102.9	100%	128.2	100%	-25.3	-20%

3.2. Development of Results

	2009		2008
	H1		H1		+/-
Cost Structure	m EUR	% Revenues	m EUR	% Revenues	m EUR	%
Cost of Sales	58.4	57%	77.8	61%	-19.4	-25%
Gross profit	44.5	43%	50.3	39%	-5.8	-12%
Operating Costs	32.2	30%	32.8	25%	-0.6	-2%
Selling expenses	9.5	9%	14.6	11%	-5.1	-35%
General and administration expenses	9.6	9%	9.2	7%	0.4	4%
Research and development costs	16.9	16%	14.1	11%	2.8	20%
Net other operating (income) and expenses	(3.8)	-4%	(5.1)	-4%	1.3	-25%

Cost of sales improved significantly from 61% of revenues to 57% of revenues. In absolute terms, cost of sales reduced by 25% from EUR 77.8m in H1/2008 to EUR 58.4m in H1/2009.

Consequently, the gross margin improved by 4 percentage points from 39% of revenues to 43% of revenues. In absolute terms, the Company’s gross profit reduced by 12% to EUR 44.5m in H1/2009 (H1/2008: EUR 50.3m). The improved gross margin percentage resulted from a more favorable revenue mix with a higher percentage of final acceptances especially in the first quarter of 2009 and a favorable USD/EUR exchange rate.

Compared to the first half of 2008, operating costs in H1/2009 decreased by 2% to EUR 32.2m in absolute terms. At the same time, operating costs relative to revenues in percentage terms increased from 25% in H1/2008 to 30% in H1/2009, influenced by the following factors:

Selling expenses relative to revenues improved to 9% of revenues in the first half of 2009 (H1/2008: 11%). In absolute terms, the selling expenses were by 35% lower at EUR 9.5m year-on-year (H1/2008: EUR 14.6m). This improvement in relative and absolute terms was mainly due to regional mix and volume related variable sales commissions.

General and administration expenses remained relatively stable at EUR 9.6m or 9% of revenues in H1/2009 (H1/2008: EUR 9.2m or 7% of revenues).

Compared to the same period last year, Research and development spending increased by EUR 2.8m or 20% in H1/2009 to EUR 16.9m (H1/2008: EUR 14.1m), the largest single element being the expense for one publicly funded R&D project of EUR 1.6m in Q1/2009. Relative to revenues, R&D spending increased by 5 percentage points from 11% to 16%.

The continued focus on R&D (for both Silicon and Compound equipment) is driven by our determination to remain a major player in markets judged by many to be significant growth opportunities for many years to come.

	2009	2008	+/-
Key R&D Information	H1	H1%
R&D expenses (million EUR)	16.9	14.1	20%
R&D expenses, % of sales	16%	11%	5	pp
R&D employees (period average)	205	207	-1%
R&D employees, % of total headcount (period average)	33%	34%	-1	pp

Other operating income and expenses was a net income of EUR 3.8m in the first half of 2009 which was 25% less than the figure in the same period of 2008 (H1/2008: EUR 5.1m of income).

Accounted for in the other operating income and expenses of H1/2009 are higher R&D grants of EUR 1.7m (H1/2008: EUR 1.0m) and negative foreign exchange effects (H1/2009: EUR -3.8m; H1/2008: EUR +3.4m) arising principally from USD/EUR currency movements and hedging contract premiums (H1/2009: EUR 1.8m; H1/2008 : nil).

Accounted for in the other operating income and expenses of H1/2009 are higher R&D grants of EUR 1.7m (H1/2008: EUR 1.0m) and negative foreign exchange effects principally from the USD/EUR-rate of EUR -3.8m (H1/2008: EUR +3.4m), including hedging contract premiums of EUR 1.8m (H1/2008: nil).

Also included are the gains from the sale of the Aachen office building (EUR 1.3m) and a compensation payment for a cancelled order (EUR 2.5m), both booked in Q1/2009. Without those two items totalling EUR 3.8m, the H1/2009 net other operating income and expenses would have resulted in a figure of EUR 0.0m.

Operating income (EBIT) in H1/2009 was at EUR 12.3m with a 12% margin in H1/2009, 30% lower year-on-year (H1/2008: EUR 17.6m; 14% margin), principally due to lower revenue, lower gains from foreign exchange effects.

However, when comparing the two H1/2009 sequential quarters, the Q2/2009 EBIT of EUR 4.7m (8% margin) was 24% higher than the “recurring” Q1/2009 EBIT of EUR 3.8m (8% margin) principally because of the volume effect and exactly in line with previously published expectations.

Result before taxes decreased 33% from EUR 19.1m in H1/2008 to EUR 12.7m in H1/2009.

AIXTRON recorded a tax expense of EUR 3.9m of the profit before tax in the first half of 2009, with an effective tax rate of 31%, similar to H1/2008 (EUR 5.7m or 30% of the profit before taxes).

The H1/2009 net income was EUR 8.8m, 34% down year-on-year from EUR 13.3m in H1/2008.

3.3. Development of Orders

	2009		2008
	H1		H1		+/-
Equipment Orders	m EUR	%	m EUR	%	m EUR	%
Equipment order intake	89.1	100%	158.0	100%	-68.9	-44%
of which silicon semiconductor equipment	0.6	1%	8.4	5%	-7.8	-93%
of which compound semiconductor equipment and other equipment	88.4	99%	149.6	95%	-61.2	-41%
Equipment order backlog (end of period)	109.4	100%	165.1	100%	-55.7	-34%
of which silicon semiconductor equipment	3.3	3%	3.8	2%	-0.5	-13%
of which compound semiconductor equipment and other equipment	106.0	97%	161.3	98%	-55.3	-34%

AIXTRON’s total first half 2009 equipment order intake declined by 44% compared to the previous year’s first half, marking the peak and trough of the previous investment cycle in the LED industry.

However, comparing the two sequential quarters of H1/2009, we saw an increasing order intake level from EUR 31.2m in Q1/2009 to EUR 57.9m in Q2/2009, representing an 85% increase. This positive development confirms our previous prediction that Q1/2009 would mark the low point in the current investment cycle, with some very strong signals that the speed of adoption of such applications such as LED backlighting has increased significantly in the last 3 months and is likely to remain so for the remainder of the year.

Order intake for compound semiconductor equipment continues to come from customers who are predominantly focused on the production of high brightness LEDs and the corresponding end-market applications, but decreased by 41% to EUR 88.4m from EUR 149.6m in H1/2008, representing 99% of the total value of equipment orders received by AIXTRON in the first half of 2009 (95% in H1/2008).

The proportion of orders received for silicon semiconductor equipment dropped to 1% of total equipment order intake, from 5% in H1/2008. In absolute numbers, the order intake for silicon semiconductor equipment decreased by 93% to EUR 0.6m in H1/2009 from EUR 8.4m in H1/2008, due to the persistently negative memory market environment. Management believes that there is little evidence to suggest that this situation will improve during the course of this year.

Separately, the development work being conducted on next-generation memory and logic equipment continues, with customer demonstrations and film development work being done within the company’s research labs and at customers’ facilities. This work, combined with the involvement of Sunnyvale staff in next generation Compound and other group nano-technology projects, means that the team in Sunnyvale continue to make a positive and valuable contribution to the group’s objectives.

The equipment order backlog of EUR 109.4m at June 30, 2009 is 34% lower than at the same point in time in 2008 (EUR 165.1m) which represented the peak of orders of the previous investment cycle. Sequentially, the equipment order backlog improved from EUR 100.7m as of March 31, 2009 to EUR 109.4m. The Management expects that about EUR 100m of that backlog will be converted into revenues by the end of the year 2009.

The order backlog for compound semiconductor equipment was EUR 106.0m as of June 30, 2009 (97% of total backlog), representing a 34% decrease year-on-year.

The remaining backlog figure of EUR 3.3m (3% of total backlog) is made up of silicon semiconductor equipment orders convertible into revenues in 2009.

As a matter of internal policy, AIXTRON records only equipment orders as actual order intake and order backlog, if the Company has received a firm purchase order, an agreed deposit and a customer-confirmed delivery date.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of June 30, 2009 and December 31, 2008.

The equity ratio increased to 74% as of June 30, 2009, from 68% as of December 31, 2008, principally due to higher retained earnings, the dividend payment, lower inventories and a consequently lower balance sheet total.

The AIXTRON Group’s capital expenditures of the first half of 2009 amounted to EUR 4.0m (H1/2008: EUR 5.7m), the large majority of which was related to purchases of technical equipment (including testing and laboratory equipment).

The value of property, plant and equipment decreased to EUR 32.8m as per June 30, 2009 (EUR 39.3m as of December 31, 2008), principally due to the sale of the Aachen office building and the higher of depreciation compared to capital expenditures, mostly in technical equipment.

The increase in recorded goodwill from EUR 58.7m as per December 31, 2008 to EUR 59.1m as per June 30, 2009 resulted purely from currency translation. There were no additions or impairments in the first half of 2009.

The value of other intangible assets decreased from EUR 10.3m as per December 31, 2008 to EUR 8.8m as per June 30, 2009 principally due to depreciation.

Cash and cash equivalents including cash deposits increased by 20% to EUR 84.4m (EUR 74.4m + EUR 10.0m) as of June 30, 2009 compared to EUR 70.5m (EUR 67.5m + EUR 3.0m) as of December 31, 2008. The period end cash position is after accounting for EUR 6.7m received for the sale of the Aachen office building and the payment of a EUR 8.2m dividend to AIXTRONs shareholders.

Trade receivables decreased from EUR 38.8m as of December 31, 2008 to EUR 26.0m as of June 30, 2009 in line with the changed business volume.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing increase of capacity for the production of LED backlighting for LCD-Screens (liquid crystal displays)

•                  Further increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights).

Mid Term

•                  Early street light orders encouraged by government support and incentive programs for energy efficient and environmentally friendly lighting applications.

•                  Further development progress leading to a broader application of LEDs in general/interior lighting.

•                  Pioneering e-paper applications being trialed by newspapers and e-retailers.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND and DRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Progress in research activities leading to technologies for OLED lighting and organic material large area deposition.

•                  Intensified activity in the development of new complex semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes or Carbon Nanowires).

AIXTRON is exposed to a series of risks which are described in detail in chapter 7. “Risk Report” of the Annual Report 2008 and in the section “Risk Factors” in AIXTRON’s 2008 20-F-Report, which has been filed with the U.S. Securities and Exchange Commission on March 12, 2009. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at http://www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at http://www.sec.gov.

On April 7, 2009, the district court in Aachen judged in AIXTRON’s favor in the German action for a negative declaratory judgment against International Rectifier Corporation (“I.R.”) and the German counterclaim of I.R. was dismissed, the judgement is final. In February 2009, the United States District Court in California dismissed I.R.’s federal claims against AIXTRON. I.R. subsequently dropped its federal claims and re-filed its California state law claims in the California Superior Court for Los Angeles County. AIXTRON continues to reject all allegations involved and continues to defend itself against the allegations and claims raised in the action.

During the first half of 2009, AIXTRON Management was not aware of any further significant additions or changes in the risks as described in the 2008 Annual Report/20-F-Report referred to above.

6. Outlook

With order activity picking up again in Q2/2009 (an increase of 85% over Q1/2009), in line with our previous predictions, we are becoming more positive on the continuation of the LED investment cycle.

We remain confident in our business model and continue to be optimistic about the increasingly evident medium to long-term trends towards the increasing penetration of LED technologies in a wide range of applications and the consequent positive effect on future order intake.

We enter the third quarter of the year with a much more positive customer sentiment in comparison to the prior quarter. We have seen increasing momentum of LED technology demand, a rapid return to very high customer production utilization rates, and an improved visibility of LED manufacturers’ demand requirements.

The combination of these positive developments enables us to increase our guidance for fiscal year 2009: We believe that in 2009, AIXTRON can deliver revenues in the range of EUR 230-250m with an EBIT margin in the range of 12-13%.

The Management will continue to closely watch the volatility of the USD/EUR exchange rate and the potential effects on the company’s revenues and profitability.

During the second half of the year, the Company plans to continue to invest in laboratory equipment and the further implementation of the group-wide SAP Enterprise Software System.

The Company continues to have sufficient funds to be able to support the planned business activities in the foreseeable future.

As at June 30, 2009, AIXTRON had no binding agreements for participation financing, company acquisition or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement

	2009	2008	+/-	2009	2008	+/-
in EUR thousands	H1	H1	H1	Q2	Q2	Q2

Revenues	102,921	128,168	-25,247	56,701	65,577	-8,876
Cost of sales	58,446	77,827	-19,381	33,242	39,745	-6,503
Gross profit	44,475	50,341	-5,866	23,459	25,832	-2,373

Selling expenses	9,527	14,578	-5,051	4,892	6,549	-1,657
General and administration expenses	9,648	9,254	394	5,023	4,751	272
Research and development costs	16,905	14,062	2,843	8,055	7,229	826
Other operating income	8,125	5,942	2,183	1,566	1,846	-280
Other operating expenses	4.240	836	3,404	2,348	248	2,100
Operating result	12,280	17,553	-5,273	4,707	8,901	-4,194

Finance Income	431	1,541	-1,110	151	866	-715
Finance Expense	3	38	-35	3	31	-28
Net Finance Income	428	1,503	-1,075	148	835	-687
Result before taxes	12,708	19,056	-6,348	4,855	9,736	-4,881

Taxes on income	3,939	5,710	-1,771	1,577	2,318	-741
Profit/loss attributable to the equityholders of AIXTRON AG (after taxes)	8,769	13,346	-4,577	3,278	7,418	-4,140

Basic earnings per share (in EUR)	0.10	0.15	-0.05	0.04	0.08	-0.04
Diluted earnings per share (in EUR)	0.10	0.15	-0.05	0.04	0.08	-0.04

2. Consolidated Balance Sheet

in EUR thousands	30/06/2009	31/12/2008	30/06/2008
Assets
Property, plant and equipment	32,768	39,324	36,583
Goodwill	59,117	58,719	55,047
Other intangible assets	8,767	10,255	10,931
Investment property	4,908	4,908	4,908
Other non-current assets	979	672	657
Deferred tax assets	2,812	3,161	3,475
Tax assets	2,529	420	496
Total non-current assets	111,880	117,459	112,097
Inventories, WIP and finished goods	70,413	77,086	82,015
Trade receivables less allowance kEUR 1,336 (2008: kEUR 2,289; Q1 2008 kEUR 498)	25,970	38,814	34,341
Current tax assets	58	59	293
Other current assets	8,880	10,947	8,748
Other financial assets	10,000	3,000	30,198
Cash and cash equivalents	74,411	67,462	57,704
Total current assets	189,732	197,368	213,299
Total assets	301,612	314,827	325,396

Liabilities and shareholders’ equity
Subscribed capital Number of shares: 90,193,339 (last year: 89,692,328)	90,193	89,692	89,677
Additional paid-in capital	108,926	106,445	105,551
Retained earnings	31,095	30,507	20,859
Income and expenses recognised in equity	-7,412	-13,755	-13,756
Total shareholders’ equity	222,802	212,889	202,331
Provisions for pensions	1,005	845	938
Other non-current liabilities	67	67	71
Other non-current accruals and provisions	1,019	1,210	1,253
Total non-current liabilities	2,091	2,122	2,262
Trade payables	20,257	18,782	26,919
Advance payments from customers	30,538	52,566	65,016
Other current accruals and provisions	17,130	20,481	21,008
Other current liabilities	1,050	1,866	1,919
Current tax liabilities	7,744	6,085	5,846
Deferred revenues	0	36	95
Total current liabilities	76,719	99,816	120,803
Total liabilities	78,810	101,938	123,065
Total liabilities and shareholders’ equity	301,612	314,827	325,396

3. Consolidated Statement of Cash Flows

	2009	2008	2009	2008
in EUR thousands	H1	H1	Q2	Q2
Cash inflow from operating activities
Net income for the year (after taxes)	8,769	13,346	3,278	7,418
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	957	957	466	434
Depreciation and amortization expense	5,946	4,883	2,957	2,447
Net result from disposal of property, plant and equipment	-1,250	-2	0	1
Deferred income taxes	311	1,295	604	-739
Other non-cash expenses	469	1,025	1,367	36

Change in
Inventories, WIP & finished goods	7,869	-24,162	625	-14,290
Trade receivables	13,312	-2,299	5,437	-1,789
Other assets	2,722	-603	-607	3,210
Trade payables	881	4,002	8,552	1,306
Provisions and other liabilities	-2,988	7,585	50	4,477
Deferred revenues	-38	-142	1	-119
Non-current liabilities	-29	-86	-3	-41
Advance payments from customers	-22,390	16,472	-13,623	3,497
Cash inflow from operating activities	14,541	22,271	9,104	5,846

Cash inflow/outflow from investing activities

Capital expenditures in property, plant and equipment	-3,870	-5,047	-929	-1,726
Capital expenditures in intangible assets	-155	-731	-138	-475
Proceeds from disposal of fixed assets	7910	18	0	7
Bank deposits with a maturity of more than 90 days	-7,000	-25,368	-5,000	-10,825
Cash inflow/outflow from investing activities	-5,615	-31,128	-6,067	-13,019

Cash inflow/outflow from financing activities

Dividend paid to shareholders	-8,181	-6,331	-8,181	-6,331
Exercise of stock options	2,020	2,570	2,020	2,554
Cash inflow/outflow from financing activities	-6,161	-3,761	-6,161	-3,777

Effect of changes in exchange rates on cash and cash equivalents	1,684	-1,621	976	7
Net change in cash and cash equivalents	6,949	-14,239	-2,148	-10,941
Cash and cash equivalents at the beginning of the period	67,462	71,943	76,559	68,645
Cash and cash equivalents at the end of the period	74,411	57,704	74,411	57,704

Interest paid	73	78	32	76
Interest received	417	1,361	149	700
Income taxes paid	2,003	2,815	931	553

4. Development of Consolidated Equity

			Income and expense recognised directly in equity
	Subscribed capital under	Additional paid-in-	Currency	Derivative financial	Retained Earnings/ Accumulated		Share-holders’ equity
In EUR thousands	IFRS	capital	translation	instruments	deficit		Total
Balance at January 1, 2008	89,139	102,562	-8,383	1,191	13,845		198,354
Net income for the period					13,346		13,346
Dividends to shareholders					-6,332		-6,332
Expense for stock options		957					957
Exercise stock options	538	2,032					2,570
Currency translation			-6,253				-6,253
Derivative financial instruments net of tax				-312			-312
Balance at June 30, 2008	89,677	105,551	-14,636	879	20,860	*	202,331	*

				Income and expense recognised directly in equity
	Subscribed capital under	Additional paid-in-		Currency	Derivative financial	Retained Earnings/ Accumulated		Share-holders’ equity
In EUR thousands	IFRS	capital		translation	instruments	deficit		Total
Balance at January 1, 2009	89,692	106,447	*	-13,755	0	30,507	*	212,889	*
Net income for the period						8,769		8,769
Expense for stock options						-8,181		-8,181
Expense for stock options		962						962
Exercise stock options	501	1,519						2,020
Currency translation				4,009				4,009
Derivative financial instruments net of tax					2,334			2,334
Balance at June 30, 2009	90,193	108,926		-9,746	2,334	31,095		222,802	*

* rounded

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON AG has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

It was not audited according to § 317 HGB or reviewed by a certified auditor.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2008.

The consolidated interim financial statements of AIXTRON AG include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); and AIXTRON Taiwan Co. Ltd., Hsinchu-City (Taiwan). There were no significant changes in the consolidated group of companies in comparison with December 31, 2008.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one Operating Segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments (thousand EUR)		Asia	Europe	USA	Group
Revenues realized with third parties	H1/2009	77,754	19,200	5,967	102,921
	H1/2008	111,162	6,973	10,033	128,168
Segment assets (property, plant and equipment)	30-Jun-2009	183	28,624	3,960	32,767
	30-Jun-2008	134	32,023	4,426	36,583

3. Stock Option Plans

In the first half of 2009, stock options held by AIXTRON’s employees and Executive Board members and representing the right to receive AIXTRON AG common shares or AIXTRON AG American Depositary Shares (ADS) developed as follows:

Option Holdings

AIXTRON ordinary shares	30-Jun-09	Exercise	Expired/ Forfeited	Dec-31, 2008
stock options	3,930,566	462,936	85,005	4,478,507
underlying shares	4,599,774	462,936	86,487	5,149,197

AIXTRON ADS	30-Jun-09	Exercise	Expired/For feited	Dec-31, 2008
stock options	94.339	38.075	10.085	142.499
underlying shares	94.339	38.075	10.085	142.499

As part of the Genus Inc. acquisition transaction, which was completed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

4. Employees

The total number of employees, including members of the Executive Board and apprentices, rose from 616 on June 30, 2008 to 622 persons on June 30, 2009.

	2009		2008		+/-
Employees by Region	Jun-30%		Jun-30%		abs.	%
Asia	107	17%	102	17%	5	5%
Europe	409	66%	401	65%	8	2%
USA	106	17%	113	18%	-7	-6%
Total	622	100%	616	100%	6	1%

*) including Executive Board and apprentices

	2009		2008		+/-
Employees by Function	Jun-30%		Jun-30%		abs.	%
Sales and Service	207	33%	209	34%	-2	-1%
Research and Development	194	31%	210	34%	-16	-8%
Manufacturing	127	21%	110	18%	17	15%
Administration	94	15%	87	14%	7	8%
Total	622	100%	616	100%	6	1%

*) including Executive Board and apprentices

5. Management

As compared to December 31, 2008, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2009.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after June 30, 2009, of which the Management is aware.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the six months ended June 30, 2009 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Herzogenrath, July 2009

AIXTRON Aktiengesellschaft, Herzogenrath

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: July 30, 2009

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO